UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Scotts Liquid Gold Inc
Common Stock
CUSIP Number 810202101
Notices and Communications in respect of this submission may be made to:
Colin Murray Brown
Oakdene, Baughurst Road, TADLEY RG26 5LP, United Kingdom Telephone 011 44 118 981 1873
September 12th 2003
1.	Names of Reporting Persons. I.R.S. Identification
Nos. of above persons (entities only):
Atchison Investments Limited. (A Gibraltar-registered company with no IRS number, nor a CUSIP number.)
2.	Check the Appropriate Box if a Member of a Group
(See Instructions):
		(a)
		(b)
3.	SEC Use Only:
4.	Source of Funds (See Instructions):  BK
5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization:
Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
518,456
8.	Shared Voting Power
9.	Sole Dispositive Power
10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
518,456
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.  Percent of Class Represented by Amount in Row (11) 5.08%
14.  Type of Reporting Person:
IV
SCHEDULE 13D
Filed by Atchison Investments Limited in Connection with Transactions in the Shares of Scotts Liquid Gold Inc
ITEM 1. SECURITY AND ISSUER.
This statement relates to the common stock (the "Common Stock"), no par value, of Scotts Liquid Gold Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4880 Havana Street, Denver, Colorado 80239-0019.
ITEM 2. IDENTITY AND BACKGROUND.
Atchison Investments Limited is a Gibraltar limitedliability company whose principle business is an investment company. The address of the principal business and principal office of Atchison Investments Limited is 235 Main Street, PO Box 685, Gibraltar. The managing and controlling member of Atchison Investments Limited is Gregory Butcher.
(a) Gregory Butcher.
(b) Resident of Singel 374, 1016AH, Amsterdam, Netherlands.
(c) Managing Director, Atchison Investments Limited, 235 Main Street, PO Box 685, Gibraltar.
(d) Gregory Butcher has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Gregory Butcher has not, in the last five years, been party to a civil proceeding subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Gregory Butcher is a citizen of Great Britain.
ITEM	3. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION. Bank:
Approximately $250,000
ITEM	4. PURPOSE OF TRANSACTIONS.
The transactions were made for investment purposes. The purchaser has no intention of acquiring control of the business of the issuer.
ITEM	5. INTEREST IN SECURITIES OF THE ISSUER.
The number of shares of common stock of the Issuer, beneficially owned by Atchison Investments Limited is 518,456

ITEM	6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO
SECURITIES OF ISSUER.
(a) Mr. Gregory Butcher, managing director and sole owner of Atchison Investments Limited, is not party to any arrangement, contract or understanding whereby Atchison Investments would acquire further shares, options, guarantees or any other instrument.

ITEM	7. MATERIAL TO BE FILED AS EXHIBITS.
None